

Palafox Trading LLC

2020 Financial Statement



CITADEL

Palafox Trading LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-66420)

Statement of Financial Condition as of December 31, 2020 and Report of Independent Registered Public Accounting Firm

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-66420

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/20_____ AND ENDING _____12/31/20_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: PALAFOX TRADING LLC

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
                                              (No. and Street)

Chicago   Illinois   60603
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Henry   212-651-7726
                                                            (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
                        (Name – if individual, state last, first, middle name)

1 North Wacker Drive   Chicago   IL   60606
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*   *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
      supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

PALAFOX TRADING LLC

Affirmation

I, Michael Henry, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Palafox Trading LLC (the "Company"), as of December 31, 2020, is true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

By: _____

Michael Henry, Chief Accounting Officer of Citadel Enterprise Americas LLC

February 24, 2021

STATE OF NEW YORK

COUNTY OF NEW YORK

On the 24th day of February in the year 2021 before me, the undersigned, personally appeared Michael Henry, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity (ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

_____
Notary Public

Printed Name: Peter J Sendrowski

My Commission Expires: 04/10/2021

PETER J SENDROWSKI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SE6356733
Qualified In Nassau County
My Commission Expires 04-10-2021

PALAFOX TRADING LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member and the Management of Palafox Trading LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Palafox Trading LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2021

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL, 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

PALAFOX TRADING LLC

Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

ASSETS

		As of December 31, 2020
Assets:		
Cash	$	56,011
Cash segregated under federal regulation		50
Securities purchased under agreements to resell		16,095,886
Receivable from brokers, dealers, clearing organizations, and custodian		315,459
Receivable from affiliates		1,543
Other assets		208
Total assets	$	16,469,157

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities sold under agreements to repurchase	$	15,966,537
Payable to affiliates		265,380
Payable to clearing organization		54,218
Other liabilities		211
Total liabilities	$	16,286,346
Member's capital		182,811
Total liabilities and member's capital	$	16,469,157

See notes to statement of financial condition.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

NOTE 1

Organization

Palafox Trading LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), a member of the Securities Investor Protection Corporation, and a clearing member of the Fixed Income Clearing Corporation ("FICC") and LCH RepoClear ("LCH"). The Company is a netting member and sponsoring member of the Government Securities Division of FICC.

Citadel Global Fixed Income Master Fund Ltd. ("GFIL") is the sole member of the Company. As of December 31, 2020, Citadel Kensington Global Strategies Fund Ltd. through its holding company KGSF Offshore Holdings Ltd.; Citadel Wellington LLC; Citadel Kensington Global Strategies Fund II Ltd.; Citadel Global Fixed Income Fund Ltd. through its holding company GFID Offshore Holdings Ltd.; and Citadel Global Fixed Income Fund LLC were the shareholders and ultimate beneficiaries of GFIL.

The Company acts as an intermediary for GFIL in certain repurchase and reverse repurchase agreement transactions.

Citadel Advisors LLC ("CALC") is responsible for managing all investment and other activities for the Company. CALC is a registered investment adviser with the SEC pursuant to the Investment Advisers Act of 1940.

Citadel Enterprise Americas LLC ("CEAMER") and Citadel Americas LLC ("HFAMER"), both affiliates, provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain middle and back office administrative and operational services to the Company. The services contract between the Company and NTHFS is currently effective through June 30, 2021.

NOTE 2

Summary of Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statement in accordance with GAAP requires CALC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

Cash
The Company defines cash on the statement of financial condition as liquid amounts on deposit. Cash is held at various global financial institutions.

Cash Segregated Under Federal Regulation
Restricted cash of $50 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3.

Foreign Currency Translation
The functional currency of the Company is the U.S. dollar. The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates on the date of valuation.

Offsetting Financial Instruments
Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Transfers of Financial Assets
In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 3).

Reverse repurchase and repurchase agreements are recorded at the amounts of cash paid or received, plus accrued interest, on the statement of financial condition. Reverse repurchase agreements and repurchase agreements with the same counterparty are reported on a net basis when there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Valuation of Financial Instruments
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below.

Basis of Fair Value Measurement	
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

CALC estimates that the aggregate carrying value of financial instruments (including receivables and payables) recognized on the statement of financial condition, that are not measured at fair value, approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

These financial assets and liabilities include cash, cash segregated under federal regulation, securities purchased under agreements to resell, receivable from brokers, dealers, clearing organizations, and custodian, receivable from affiliates, other assets, securities sold under agreements to repurchase, payable to affiliates, payable to clearing organization, and other liabilities. Had these assets and liabilities been included in the fair value hierarchy, all would have been classified within Level 2 except for cash and cash segregated under federal regulation which would have been classified within Level 1.

New Accounting Pronouncement

In June 2016, the Financial Accounting Standards Board issued updated accounting guidance pertaining to the measurement, recognition, and disclosures related to credit losses associated with certain financial instruments. The guidance requires financial assets measured at amortized cost to be presented at the net amount expected to be collected utilizing the current expected credit loss methodology to estimate expected credit losses over the remaining expected life of the financial assets. The Company adopted the updated guidance on January 1, 2020 on a modified retrospective basis. Expected credit losses are measured based on historical experience, current conditions and forecasts that impact the collectability of the amount. The guidance only impacts the Company's financial instruments and commitments measured at amortized cost such as reverse repurchase agreements and receivable from brokers, dealers, clearing organizations, and custodian. The Company applies the practical expedient in accordance with the guidance based on collateral maintenance provisions in estimating an allowance for credit losses for reverse repurchase agreements. The allowance for credit losses on reverse repurchase agreements would be limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the reverse repurchase agreements. The adoption does not have a material impact on the Company's financial condition or regulatory requirements.

NOTE 3

Collateralized Transactions

The Company manages credit exposure arising from reverse repurchase agreements and repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreement, net the Company's rights and obligations under such agreement, buy-in undelivered securities and liquidate and offset collateral against any net obligation remaining by the counterparty. Additionally, the Company seeks to manage credit exposure by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties.

During the year ended December 31, 2020, the Company had reverse repurchase and repurchase agreements with an affiliate (Note 4) and non-affiliates.

Reverse repurchase and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements. As of December 31, 2020, substantially all securities collateral received under reverse repurchase agreements has been delivered or repledged in connection with repurchase agreements. Also, the counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized. Based on these collateral arrangements, CALC determined there are no expected credit losses for collateralized financings.

The following table presents information about reverse repurchase agreements and repurchase agreements as of December 31, 2020.

Fair value of securities collateral received for reverse repurchase agreements	$31,392,643
Fair value of securities collateral pledged for repurchase agreements	31,295,308
Net cash collateral pledged to FICC	30,421
Net cash collateral received from GFIL	264,808

In the table above, the fair value of securities collateral received and pledged includes accrued coupon interest.

The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by U.S. government securities and residential mortgage-backed securities, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company's or counterparties' gross exposure.

The Company is a netting member of the Government Securities Division of FICC, an industry clearing house for reverse repurchase and repurchase transactions. After every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty. To date, the Company has cleared substantially all of its reverse repurchase and repurchase transactions with unaffiliated counterparties through FICC on a fully disclosed basis.

Offsetting of Certain Collateralized Transactions

The following table presents information about the offsetting of these instruments.

ASSETS AS OF DECEMBER 31, 2020

	Reverse Repurchase Agreements
Included in the statement of financial condition	
Gross amounts	$ 31,386,451
Amounts offset	(15,290,565)
Net amounts	16,095,886
Amounts not offset	
Counterparty netting	—
Financial instruments, at fair value	(16,095,886)
Total	$ —

PALAFOX TRADING LLC

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

LIABILITIES AS OF DECEMBER 31, 2020

	Repurchase Agreements
Included in the statement of financial condition	
Gross amounts	$ 31,257,102
Amounts offset	(15,290,565)
Net amounts	15,966,537
Amounts not offset	
Counterparty netting	—
Financial instruments, at fair value	(15,960,081)
Total	$ 6,456

In the tables above:

- Gross amounts and net amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or similar arrangement in place. These amounts also include financing interest receivables and payables related to these transactions.
- Amounts offset, counterparty netting, and financial instruments, at fair value, relate to master netting agreements or similar arrangements which have been determined by the Company to be legally enforceable in the event of default.
- Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting agreement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
- Financial instruments not offset in the statement of financial condition include the fair value of securities purchased or sold under the agreements to resell or repurchase, respectively, accrued coupon interest and cash collateral, where applicable. These amounts are limited to the net amount by counterparty reported on the statement of financial condition and therefore any over-collateralization of these positions is not included.

Collateralized Transactions–Maturities and Collateral Pledged

The following table presents gross obligations for repurchase agreements by remaining contractual maturity as of December 31, 2020.

	Repurchase Agreements
Overnight and open	$ 24,805,127
2-30 days	5,630,000
31-90 days	820,250
Total	31,255,377
Financing interest payable	1,725
Gross amount presented in the offsetting table above	$ 31,257,102

The following table presents gross obligations for repurchase agreements by class of collateral pledged as of December 31, 2020.

	Repurchase Agreements
U.S. government securities	$ 30,576,918
Residential mortgage-backed securities	678,459
Total	31,255,377
Financing interest payable	1,725
Gross amount presented in the offsetting table above	$ 31,257,102

NOTE 4

Transactions with Related Parties

Expenses

The Company reimburses CEAMER, HFAMER, and their affiliates for direct and allocable administrative, general and operating expenses paid by these entities, on behalf of the Company. As of December 31, 2020, the Company had a receivable from HFAMER of $14 and a payable to CEAMER of $421, which is included in receivable from affiliates and payable to affiliates, respectively, on the statement of financial condition.

Reverse Repurchase and Repurchase Agreements

During 2020, the Company entered into reverse repurchase and repurchase agreements with GFIL. The following table presents information about reverse repurchase and repurchase agreements with GFIL as of December 31, 2020.

	Reverse Repurchase Agreements	Repurchase Agreements
Gross contract value	$ 23,689,613	$ 7,595,406
Financing interest receivable/payable	1,681	2
Amounts offset in the statement of financial condition	(7,595,408)	(7,595,408)
Net amounts	$ 16,095,886	$ —
Fair value of securities collateral received/pledged	$ 23,664,088	$ 7,628,717

In the table above, the fair value of the collateral pledged and received includes accrued coupon interest.

As of December 31, 2020, GFIL paid cash collateral to the Company of $264,808 related to reverse repurchase and repurchase agreements. The amount is included in payable to affiliates on the statement of financial condition. As of December 31, 2020, interest payable to GFIL of $19 is included in payable to affiliates on the statement of financial condition.

Additionally, in relation to repurchase and reverse repurchase transactions during the year, the Company earned and incurred charges relating to failed delivery or receipt of securities with GFIL. As of December 31, 2020, the Company had a receivable from GFIL of $170 and a payable to GFIL of $132 related to fails charges, which is included in receivable from affiliates and payable to affiliates on the statement of financial condition.

The Company is compensated for financing services provided to GFIL, based on a comparable profits model in accordance with applicable transfer pricing regulations under the Internal Revenue Code. The Company receives payment for such fees monthly and recognizes such fees over time in the period when the service is provided. As of December 31, 2020, the Company had a receivable from GFIL of $1,359, which is included in receivable from affiliates on the statement of financial condition. As of December 31, 2020, the Company did not have any transaction price allocated to unsatisfied or partially satisfied performance obligations.

Miscellaneous Related Party Transactions

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

PALAFOX TRADING LLC

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

NOTE 5

Receivable from and Payable to Brokers, Dealers, Clearing Organizations, and Custodian

Amounts receivable from brokers, dealers, clearing organizations, and custodian at December 31, 2020, consist of the following:

Receivable from clearing organizations	$ 251,626
Securities failed to deliver to affiliate	54,059
Receivable from custodian	9,546
Receivable from brokers and dealers	228
Receivables from brokers, dealers, clearing organizations, and custodian	$ 315,459

At December 31, 2020, the entirety of receivables from clearing organizations reflect cash deposits held at the clearing organizations made in the normal course of business.

Amounts payable to clearing organization on the statement of financial condition represent securities failed to receive of $54,218 at December 31, 2020.

NOTE 6

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, currency risk and other risks. CALC attempts to monitor and manage these risks on an ongoing basis.

Market Risk
Market risk is the potential for changes in the value of Financial Instruments and the securities collateral received and/or pledged under reverse repurchase and repurchase agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CALC attempts to manage market risk in various ways, including through diversifying exposures, guidelines on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, and volatilities.

Credit Risk
Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Substantially all of the Company's credit risk relates to principal transactions with GFIL.

The cash balances held at various global financial institutions, which typically exceed government sponsored insurance coverages, also subject the Company to a concentration of credit risk. CALC attempts, where possible, to mitigate the credit risk that exists with these account balances by, among other factors, maintaining these account balances pursuant to segregated custodial arrangements.

Currency Risk
The Company may invest directly in non-U.S. currencies, securities that are denominated in, and that receive revenues in, non-U.S. currencies, or in derivatives that provide exposure to non-U.S. currencies, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

Other Risks
The Company is subject to risks associated with unforeseen or catastrophic events, including terrorist attacks, natural disasters, and the emergence of a pandemic, which could create economic, financial, and business disruptions. These events could lead to operational difficulties that could impair CALC's ability to manage the Company's activities. CALC manages this risk through continuity and resiliency planning. As an example, during 2020, COVID-19 developed rapidly. CALC managed the Company's activities and economic impacts through December 31, 2020. Given the uncertainly of COVID-19 outcomes, the future impacts are currently not quantifiable and could materially adversely affect the Company and its activities.

Legal, tax, and regulatory changes could occur during the term of the Company. Certain of such changes could have a material adverse effect on the Company.

Contingencies
In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CALC believes the risk of material loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses (FICC and LCH). Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CALC believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

Commitments
The Company enters into forward starting reverse repurchase and repurchase agreements that settle at a future date. At December 31, 2020, the Company had commitments relating to its unsettled forward starting reverse repurchase and repurchase agreements of $25,329,540 and $25,329,540, of which $16,849,737 and $8,479,804 are with GFIL, respectively. At December 31, 2020, these forward starting reverse repurchase and repurchase agreements each had a settlement date of January 4, 2021.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

NOTE 7

Income Taxes

The Company is treated as a corporation for U.S. federal income tax purposes and is therefore subject to U.S. federal, and certain state and local corporate income tax. The Company files income tax returns with the U.S. federal government and various state and local jurisdictions; its filed returns are open under the normal three-year statute of limitations and therefore subject to examination by tax authorities. At December 31, 2020, the Company has no knowledge of any tax returns of the Company under examination.

In accordance with GAAP, CALC has reviewed the Company's tax positions for all open tax years. As of December 31, 2020, CALC has determined that the Company was not required to establish a liability for uncertain tax positions.

At December 31, 2020, the Company had income taxes payable of $134, which is included in other liabilities on the statement of financial condition.

The Company has determined that as of December 31, 2020, there are no temporary differences between the GAAP and tax bases of assets and liabilities that would result in deferred income tax assets or liabilities.

NOTE 8

Regulatory Requirements

The Company is subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions. At December 31, 2020, net capital was $179,316 in excess of the required minimum net capital of $1,500.

The Company is also subject to the requirements of Rule 15c3-3 of the SEC. At December 31, 2020, the required reserve balance for the exclusive benefit of customers pursuant to Rule 15c3-3 was $0. The amount held on deposit in the reserve bank account was $50. As of December 31, 2020, Company did not carry any customer cash balances or customer securities positions.

In addition, the Company is subject to minimum capital requirements of clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

NOTE 9

Subsequent Events

The Company has performed an evaluation of subsequent events through February 24, 2021, which is the date the financial statement was available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statement.